Exhibit A

Ceragon Announces Date of Q3/2011 Earnings Release
Oct. 10, 2011

CERAGON NETWORKS® TO RELEASE THIRD QUARTER 2011 FINANCIAL RESULTS ON NOVEMBER 7, 2011

Paramus, New Jersey, October 10, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT) the premier wireless backhaul specialist provides today details of the conference call for the third quarter 2011 financial results. The Company will issue a press release announcing its results during pre-market hours on Monday, November 7, 2011.

A conference call will follow, beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling (800) 230-1074 or international (612) 332 -0226 at 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0  selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701     (International) (320) 365-3844, Access Code: 220279.

A replay of both the call and the webcast will be available through December 7, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .